Exhibit 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	For the Three
	Months Ended
	April 1,	March 26,
	2005	2004
Pre-tax earnings(a)	$1,592	$1,591

Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	4,312	1,947

Pre-tax earnings before fixed charges	5,904	3,538

Fixed charges:
Interest	4,260	1,898
Other(b)	52	49

Total fixed charges	4,312	1,947

Preferred stock dividend requirements	10	13

Total combined fixed charges and preferred stock dividends	$4,322	$1,960

Ratio of earnings to fixed charges	1.37	1.82

Ratio of earnings to combined fixed charges and preferred stock dividends	1.37	1.81

(a)	Excludes undistributed earnings from equity investments.
(b)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs and preferred security dividend requirements of subsidiaries.